Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

Set forth below is a news article first made available on March 18, 2026. As reproduced below, certain statements have been revised for accuracy, with such revisions indicated in bold and underlined.

Sentence:

Korea, U.S. must strike together to beat China in battery race, says Factorial Energy CEO

Correction:

Korea, U.S. must strike together to compete with China in battery race, says Factorial Energy CEO

Sentence:

Factorial Energy conducted test driving of a Mercedes-Benz EQS equipped with the company’s solid-state batteries last year, and confirmed to achieve a driving range of more than 1,205 kilometers on a single charge.

Correction:

Mercedes-Benz conducted test driving of modified EQS test vehicle equipped with the Factorial’s solid-state battery cells last year, and confirmed to achieve a driving range of more than 1,205 kilometers on a single charge.

Sentence:

Cathode materials produced by Posco Future M are expected to be used in the solid-state battery slated for supercar scheduled to debut next year.

Note:

Factorial cannot comment on the materials being used for the super car.

Sentence:

Factorial Energy operates a solid-state battery pilot plant in Cheonan.  The facility recently completed an expansion, with additional investment planned

Correction: Factorial Energy operates a solid-state battery pilot plant in Cheonan. As demand in high-spec applications increase, we are expanding and investing in a new fabrication line - expected for drone and aerospace applications.

3/18/26, 12:35 PM Korea, U.S. must strike together to beat China in battery race, says Factorial Energy CEO

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Published: 18 Mar. 2026, 19:50 Updated: 18 Mar. 2026, 19:57

SARAH CHEA
cheasarah@joongang.co.kr

Korea JoongAng Daily
Korea, U.S. must strike together to beat China in battery race, says Factorial Energy CEO
5 min
Audio report: written by reporters, read by AI

Siyu Huang, founder and CEO of Factorial Energy, takes a photo after an interview with the Korea JoongAng Daily during InterBattery 2026 at Coex in southern Seoul on March 12. [SARAH CHEA]

[INTERVIEW]

In the high-stakes race to develop solid-state batteries — a technology viewed as pivotal to the commercialization of humanoid robots — Korea and the United St

https://koreajoongangdaily.joins.com/news/2026-03-18/business/industry/Korea-US-must-strike-together-to-beat-China-in-battery-race-says-Factorial-Energy-CEO/2548009 1/7

3/18/26, 12:35 PM Korea, U.S. must strike together to beat China in battery race, says Factorial Energy CEO ates will need to align their efforts if they hope to keep China at bay, said Siyu Huang, founder and CEO of Factorial Energy.

The Massachusetts-based battery maker is widely regarded as one of the front-runners in the development race of solid-state batteries, often touted as "dream b atteries," with already in cooperation with global automakers like Hyundai Motor, Mercedes-Benz and Stellantis.

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"We need to work together very quickly because China in 2024 already announced multiple billion-dollar investments into the six companies developing solid stat e battery," Huang said during an interview with the Korea JoongAng Daily during InterBattery 2026 at Coex in southern Seoul on March 12.

"We truly believe that the collaboration will accelerate innovation, and it would be very much a shame if we missed this opportunity."

Solid-state batteries offer exceptional safety with minimal risk of fire while delivering energy densities more than twice that of conventional lithium-ion batteries, which can extend driving range. Yet the engineering challenge is formidable, and no company has successfully commercialized the technology at scale.

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Samsung SDI unveiled solid-state batteries for Physical AI, whose mass production is set for the second half of 2027, at InterBattery 2026 in southern Seoul. [YONHAP]

Factorial is planning to commercialize its product as early as next year, in partnership with a supercar manufacturer based in California.

The U.S. startup in 2021 secured investment from Hyundai Motor and Kia, and has been co-developing solid-state batteries for Korean cars.

Posco Future M in January also made a strategic investment in the company, agreeing to collaborate on the supply of high-performance cathode materials and th e development of next-generation materials for solid-state batteries. Cathode materials produced by Posco Future M are expected to be used in the solid-state b

https://koreajoongangdaily.joins.com/news/2026-03-18/business/industry/Korea-US-must-strike-together-to-beat-China-in-battery-race-says-Factorial-Energy-CEO/2548009 2/7

3/18/26, 12:35 PM Korea, U.S. must strike together to beat China in battery race, says Factorial Energy CEO attery slated for a supercar scheduled to debut next year.

"We're doing various tests with Hyundai and robotics is definitely the goal we're striving for," Huang said. "Posco is the only player in the space that has both catho de and anode production capabilities and has a very broad range of material selection."

As humanoid robots emerge as the next Holy Grail, the strategic importance of solid-state batteries has grown even more pronounced. Robots face strict limits on the space available for batteries, making high energy density per unit of weight and volume essential.

They must also lift heavy objects and execute rapid, precise movements, requiring bursts of high power — performance demands that make solid-state batteries particularly well suited for the task.

Huang explained that one of the key reasons for establishing a facility in Korea and continuing close collaboration with Korean companies is the need for a "resilien t supply chain," particularly as the United States seeks to steadily decouple from China.

"When we received investment from IQT under the U.S. government, the first thing they asked was if I had a resilient supply chain," Huang said. "In the current ge opolitical situation, China announced the export control restrictions and the Trump administration has this executive order. It's a push and pull situation."

"Korea has been a long-term ally with the United States, and they really like to have this security."

The ongoing U.S.-China conflict has also opened new opportunities for Factorial Energy in the fields of drones and robotics.

"The United States is currently using like 85 percent of the drone batteries from China, but last year, China had these export control restrictions. So that's why the government had a big delegation visiting us and trying to get batteries from us," Huang said.

"Drones are at the intersection of national intelligence and security, and also the priority for Factorial as the U.S. leader in battery material and next-generation batt ery manufacturing."

Factorial Energy is eyeing mid-2026 for a Nasdaq listing.

BY SARAH CHEA [chea.sarah@joongang.co.kr]

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